UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

May 20, 2009
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(e)   Clarification of Amended and Restated 2008 Equity Incentive Plan

This Current Report on Form 8-K is being filed by Stage Stores, Inc. (the "Company") in order to clarify the Company's intent with respect to the Company's Amended and Restated 2008 Equity Incentive Plan (the "Plan"), which will be submitted to the Company's shareholders for approval at the Annual Meeting of Shareholders to be held on June 4, 2009.

Under the Plan, any Common Shares (i) tendered by a participant (either by actual delivery or by attestation) or retained by the Company as full or partial payment to the Company for the exercise price of an Award or to satisfy withholding obligations, or (ii) covered by an Award settled in cash, shall not be available for issuance under new Awards. In addition, the Company shall not use cash proceeds from the exercise of Stock Options to repurchase Common Shares on the open market for reuse in the Plan.

Capitalized terms not defined in this Item 5.02(e) shall have the meanings given them in the Plan. The full text of the Plan is included as Appendix A to the Company's 2009 Proxy Statement as filed with the SEC on April 15, 2009, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

May 20, 2009   /s/ Edward J. Record
   (Date)   Edward J. Record
                                                  Executive Vice President and
                                                  Chief Financial Officer